WORKSTREAM INC.
485 N. Keller Road, Suite 500
Maitland, Florida 32751

March 23, 2011
VIA EDGAR Philip Rothenberg, Esquire Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Workstream Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 3, 2011
File No. 001-15503

Dear Mr. Rothenberg:

In connection with the filing by Workstream Inc. (the “Company”) through EDGAR with the Securities and Exchange Commission (the “Commission”) of its Definitive Proxy Statement on Schedule 14A, as well as the filing of its Preliminary Proxy Statement on Schedule 14A on March 3, 2011, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ John Long John Long Chief Executive Officer, Workstream Inc.